Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Management and Stockholders of NXP Semiconductors N.V.

We consent to the use of our report dated April 16, 2010, except as to Note 33 which is as of May 24, 2010 and except as to Note 1, under paragraph “Reverse Stock Split”, which is as of August 2, 2010, with respect to the consolidated balance sheet of NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.) as of December 31, 2009, and the related consolidated statements of operations and comprehensive income, cash flows, and changes in equity for the year ended December 31, 2009, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG Accountants N.V.

Amstelveen, the Netherlands, August 4, 2010